UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission file number: 0-1502

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

AMERICAN GREETINGS RETIREMENT PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN GREETINGS CORPORATION

ONE AMERICAN ROAD
CLEVELAND, OHIO 44144

REQUIRED INFORMATION

The following financial statements are being furnished for the American Greetings Retirement Profit Sharing and Savings Plan (the “Plan”):

1.	Audited statements of net assets available for benefits as of December 31, 2004 and 2003.

2.	Audited statements of changes in net assets available for benefits for the years ended December 31, 2004 and 2003.

EXHIBITS

Exhibit No.
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN GREETINGS RETIREMENT PROFIT SHARING AND SAVINGS PLAN
June 29, 2005	By:	/s/ Stephen J. Smith
		Name:	Stephen J. Smith
		Title:	Advisory Committee Member

American Greetings
Retirement Profit Sharing and Savings Plan

Audited Financial Statements
and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Advisory Committee of the American Greetings
  Retirement Profit Sharing and Savings Plan
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of American Greetings Retirement Profit Sharing and Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 24, 2005

American Greetings
Retirement Profit Sharing and Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments, at fair value	$708,908,241	$664,486,740
Participant loans	1,328,019	1,547,025

Contribution receivables:
Employer	15,962,087	11,899,875
Participants	82,860	1,403,411

Total receivables	16,044,947	13,303,286

Net assets available for benefits	$726,281,207	$679,337,051

See notes to financial statements.

American Greetings
Retirement Profit Sharing and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2004	2003

Additions
Investment income:
Net appreciation in fair value of investments	$57,092,340	$103,457,343
Interest and dividends	16,199,802	13,192,144
Contributions:
Participants	18,038,866	17,310,402
Employer	15,962,087	11,899,875
Rollovers	704,271	689,291
Transfer from Gorant Candies, Inc. 401(k) Plan	—	663,977

Total additions	107,997,366	147,213,032

Deductions
Benefits paid directly to participants	61,009,433	62,436,470
Administrative expenses	43,777	40,043

Total deductions	61,053,210	62,476,513

Net increase	46,944,156	84,736,519
Net assets available for benefits at beginning of year	679,337,051	594,600,532

Net assets available for benefits at end of year	$726,281,207	$679,337,051

See notes to financial statements.

American Greetings
Retirement Profit Sharing and Savings Plan

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

1. Description of Plan

The following description of the American Greetings Retirement Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time nonunion employees and certain union employees of American Greetings Corporation (the Corporation) and its domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Corporation annually contributes 8% of its consolidated domestic pretax profits (as defined), excluding dividends and gains and losses from capital assets and foreign currency transactions, to the Plan. A contribution of $3,395,200 and $7,121,597 was made by the Corporation for 2004 and 2003, respectively, based on the Corporation’s pretax profits for its fiscal year-end February 28, 2005 and February 29, 2004, respectively. Additional discretionary amounts may be contributed at the option of the Corporation’s Board of Directors. The Corporation made a discretionary contribution of $7,884,800 for 2004. No discretionary contribution was made for 2003.

Participants may contribute 2% to 50% of pretax annual compensation (401(k) contributions), as defined in the Plan. The Corporation may restrict individual contributions below 50% in order to meet certain governmental limitations. The Corporation contributes 40% of the first 6% of pretax annual compensation that a participant contributes to the Plan, provided that the Corporation achieves certain predetermined financial goals. The Corporation’s matching contribution was $4,682,087 and $4,778,278 for 2004 and 2003, respectively. All contributions are invested in accordance with the participants’ investment elections.

Participants direct the investment of their accounts, together with their share of the Corporation’s annual contributions, in increments of 1% to any of the investment options offered under the Plan.

American Greetings
Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts and Vesting

Each participant’s account is credited with the participant’s 401(k) contributions and allocations of (a) the Corporation’s profit sharing contribution and 401(k) match and (b) Plan earnings. Allocations are based on participant compensation, participant elections, or account balances, as defined. Individuals who have retired or terminated employment with the Corporation do not participate in the Corporation’s future contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants are immediately vested in both their and the Corporation’s contributions, plus actual earnings thereon.

Participant Loans

Participants may borrow against their elected deferred contributions or rollover contributions, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from six to sixty months, or a reasonable period of time as determined by the Advisory Committee for loans used for the purchase of a participant’s primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent at the time of the loan origination. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

At the time of a participant’s retirement or termination of service, the participant may elect to receive a lump sum payment or to be paid in monthly, quarterly, or annual installments.

Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.

American Greetings
Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The common shares of the Corporation are valued at the last reported sales price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

American Greetings
Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s investments are held by Vanguard Fiduciary Trust Company, Trustee of the Plan. The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003

Vanguard 500 Index Fund Investor Shares	$132,823,700	$127,160,541
Vanguard PRIMECAP Fund	208,258,043	181,945,109
Vanguard Wellington Fund Investor Shares	61,630,769	54,022,854
Vanguard Prime Money Market Fund	68,759,246	74,231,744
One Group Bond Fund; Class I Shares	125,246,623	130,051,091

During the years ended December 31, 2004 and 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	2004	2003

Registered investment companies	$52,839,402	$92,766,658
Common shares of American Greetings Corporation	4,252,938	10,690,685

Net appreciation in fair value of investments	$57,092,340	$103,457,343

American Greetings
Retirement Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (IRS) dated November 20, 2002 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (the Code), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions With Parties in Interest

The Plan held 295,601 Class A shares and 900,000 Class B shares of American Greetings Corporation common shares at December 31, 2004 with a combined fair value of $30,308,485 (588,756 and 900,000 shares, respectively, at December 31, 2003 with a combined fair value of $32,599,094). Class B shares are not publicly traded. The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. Accounting, legal and certain other administrative fees are paid by the Corporation. All other expenses of the Plan are paid by the Plan. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from individual fund earnings.

6. Transfers of Assets From Other Plans

Effective at the close of business on July 31, 2003, the Gorant Candies, Inc. 401(k) Plan was merged with the Plan and net assets of $663,977, representing participant account balances as of that date, were transferred to the Plan.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

American Greetings
Retirement Profit Sharing and Savings Plan

EIN #34-0065325 Plan #001

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2004

	Description of
	Investment Including
	Maturity Date,
Identity of Issue, Borrower,	Rate of Interest,	Current
Lessor, or Similar Party	Par, or Maturity Value	Value

Value of interest in registered investment companies
One Group Bond Fund; Class I Shares	11,469,471 shares	$125,246,623
*Vanguard 500 Index Fund Investor Shares	1,189,750 shares	132,823,700
*Vanguard PRIMECAP Fund	3,342,826 shares	208,258,043
*Vanguard Wellington Fund Investor Shares	2,041,430 shares	61,630,769
*Vanguard Prime Money Market Fund	68,759,246 shares	68,759,246
*Vanguard Windsor II Investor Shares	1,146,870 shares	35,243,311
*Vanguard Wellesley Income Fund Investor Shares	799,256 shares	17,247,948
*Vanguard International Growth Fund	748,983 shares	14,125,815
*Vanguard Extended Market Index Fund Investor Shares	486,744 shares	15,264,301

Total value of interest in registered investment companies		678,599,756

Employer-related investments
*American Greetings Corp. Class A Common Shares	295,601 shares	7,493,485
*American Greetings Corp. Class B Common Shares	900,000 shares	22,815,000

Total employer-related investments		30,308,485

*Loans to participants	5.25% to 10.5%,
	various maturity dates	1,328,019

		$710,236,260

*	Indicates party in interest to the Plan.